

Mail Stop 6010

October 6, 2008

VIA U.S. MAIL and FACSIMILE (949) 206-2603

Mr. James R. Talevich
Chief Financial Officer
I-Flow Corporation
20202 Windrow Drive
Lake Forest, CA 92630

      RE: **I-Flow Corporation**
           Form 10-K for the Fiscal Year Ended December 31, 2007
           Filed March 17, 2008
           Form 10-Q for the Quarter Ended June 30, 2008
           File No. 0-18338

Dear Mr. Talevich:

      We have reviewed your response letter dated September 16, 2008 and filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Note 8. Fair Values of Financial Instruments, page 13

1.   Please refer to prior comment 5 in our letter dated September 2, 2008. We note your response and do not see in your proposed disclosure the tabular presentation of investments with unrealized losses as required by paragraph 17a of *FASB Staff Position SFAS No. 115.1*. In this regard, we believe your proposed disclosure is too generic and does meet the requirements of paragraph 17b. Please expand your disclosure in future filings to provide sufficient information to allow the reader to understand the quantitative disclosures and information that you considered (both

positive and negative) in reaching the conclusion that the impairment(s) are other than temporary. Refer to the inclusions required by paragraph 17b and your response to Comment 4.

2.   Further, we note from your response that you "changed [your] holding strategy for the investment from an intention to immediately sell the investment to a strategy to hold for a recovery period within a range of twelve months." Please revise future filings to disclose the company's change in strategy and whether or not you have the intent and ability to hold the investment until the expected recovery of its value.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact Alan Morris at (202) 551-3601 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

                                Sincerely,

                                Kate Tillan
                                Assistant Chief Accountant